CORNERSTONE
CORE PROPERTIES REIT, INC.

April 20, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 0409

Washington, D.C.  20549

Attn:  Cicely LaMothe, Accounting Branch Chief

Re:	Cornerstone Core Properties REIT, Inc.
Form 10-K for the year ended December 31, 2006
Filed March 21, 2007
File No. 333-121238

Dear Ms. LaMothe:

This letter responds to your comment letter dated April 12, 2007 regarding our recent filing on Form 10-K for the year ended December 31, 2006.  The following is our response to the specific comment raised in your letter.

Form 10-K for the year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 25

Contractual Obligations, page 27

COMMENT:

1.                                       Please confirm to us that you will revise your disclosure in future filings to include interest in the table or a discussion in the text.  Refer to FR-72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE:

We acknowledge your comment and confirm that we will revise our disclosure in future filings to include interest in the table or a discussion in the text.

The company hereby acknowledges that:

•                          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                          staff comments or change to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (949) 852-1007 or Ray Veldman of K&L Gates at (949) 623-3535 if you have any questions.

Very truly yours,

CORNERSTONE CORE PROPERTIES REIT, INC.,
a Maryland corporation

By:	/s/ Sharon C. Kaiser
Sharon C. Kaiser,
Chief Financial Officer